BARNETT & LINN

 ATTORNEYS AT LAW

23564 Calabasas Road, Suite 205 • Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT	TELEPHONE: 818-436-6410
Attorney/Principal	FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 16, 2014

By EMAIL

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street NE
Washington D.C. 20549

Attn:	Anne N. Parker, Branch Chief
Parhaum Hamidi, Staff Attorney
Karl Hiller, Branch Chief
Michael Fay, Staff Accountant

Re:	New Western Energy Corporation (“Registrant”)
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014
Filed on April 14, 2014
File No. 000-54343

Gentlepersons:

Due to the nature of the comments in your September 9, 2014 letter, on behalf of our client, New Western Energy Corporation, we respectively request a short extension to October 3, 2014 to reply to such comments.

Thank you for your cooperation in this matter, Very truly yours,

William B. Barnett

cc/ Javan Khazali, CEO

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